Exhibit 12


                       Ford Motor Company and Subsidiaries
                  CALCULATION OF RATIO OF EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                   -------------------------------------------
                                  (in millions)

                                                                  Six                 For the Years Ended December 31
                                                                 Months     --------------------------------------------------------
                                                                  2004         2003       2002        2001        2000        1999
                                                               -----------  --------- ---------- ------------ ------------ ---------
Earnings
Income before income taxes and cumulative effects
 of changes in accounting principles a/                        $ 4,391      $ 1,370     $   951      $(7,419)    $ 8,311     $ 9,856
Less:  Equity in net (income)/loss of affiliates
        included in income before income taxes                    (127)        (155)        137          550          50           3
                                                               -------      -------     -------      -------     -------     -------
Adjusted income                                                  4,264        1,215       1,088       (6,869)      8,361       9,859
Adjusted fixed charges b/                                        3,865        8,428       9,653       11,218      11,264       9,326
                                                               -------      -------     -------      -------     -------     -------
  Earnings                                                     $ 8,129      $ 9,643     $10,741      $ 4,349     $19,625     $19,185
                                                               =======      =======     =======      =======     =======     =======

Combined Fixed Charges and Preferred Stock Dividends
Interest expense c/                                            $ 3,600      $ 7,753     $ 8,883      $10,860     $10,892     $ 9,015
Interest portion of rental expense d/                              231          439         370          323         296         250
Preferred Stock dividend requirements of
 majority owned subsidiaries and trusts                              -          190         353           55          55          55
                                                               -------      -------     -------      -------     -------     -------
  Fixed charges                                                  3,831        8,382       9,606       11,238      11,243       9,320
Ford Preferred Stock dividend requirements e/                        -            -          22           22          22          22
                                                               -------      -------     -------      -------     -------     -------
  Total combined fixed charges
   and Preferred Stock dividends                               $ 3,831      $ 8,382     $ 9,628      $11,260     $11,265     $ 9,342
                                                               =======      =======     =======      =======     =======     =======

Ratios
  Ratio of earnings to fixed charges                               2.1          1.2         1.1          f/          1.7         2.1
  Ratio of earnings to combined fixed
   charges and Preferred Stock dividends                           2.1          1.2         1.1          f/          1.7         2.1

Discontinued operations are excluded from all amounts.

- - - - -
a/ Income before taxes includes equity income from unconsolidated subsidiaries. b/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and Preferred Stock dividend requirements of majority owned subsidiaries and trusts.
c/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
d/  One-third of all rental expense is deemed to be interest.
e/ Preferred Stock dividend requirements of Ford Motor Company were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/ Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.